Exhibit 14(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the caption “Independent Registered Public Accounting firm”, “Financial Highlights”, and “Appendix D – Acquired Fund Financial Highlights” in the Proxy Statement/Prospectus included in this Registration Statement (Form N-14) of Morgan Stanley Institutional Fund Trust.

We also consent to the incorporation by reference of our report dated November 29, 2022, with respect to the financial statements and financial highlights of Core Plus Fixed Income Portfolio and Short Duration Municipal Income Portfolio (formerly, the Ultra-Short Municipal Income Portfolio) (two of the funds constituting Morgan Stanley Institutional Fund Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended September 30, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

Boston, Massachusetts
September 28, 2023